UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 5, 2006

Commission File Number: 000-30134

CDC Corporation ———————————————————————————————————
(Translation of registrant’s name into English)

Cayman Islands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

34/F Citicorp Centre 18 Whitfield Road Causeway Bay Hong Kong
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Other Events.

CDC Corporation announces acceleration of unvested out of money options

In response to changes in the accounting treatment of stock awards, the
Compensation Committee of CDC Corporation’s Board of Directors at its’ meeting on December 29, 2005 approved the acceleration of vesting of certain unvested and "out-of-the money" stock options previously awarded to employees and officers that have exercise prices of $3.50 per share or higher effective immediately.  Based upon the closing stock price of the Company’s common stock on the NASDAQ National Market on December 28, 2005 of $3.09, none of these options have economic value as of December 29, 2005.

In order to prevent unintended personal benefits to its executives and directors, restrictions will be imposed on any shares received through the exercise of accelerated options held by those individuals.  Those restrictions will prevent the sale of any shares received from the exercise of an accelerated option prior to the original vesting date of the option.

The decision to accelerate the options was made to reduce compensation expense that might be recorded in future periods following the Company's adoption of
Financial Accounting Standard Board (the "FASB") statement "Share-Based
Payment" ("FAS 123R") on January 1, 2006.

Exhibit   Description

1.1       Press release dated January 5, 2006
          CDC Corporation to hold a conference call on January 6th, 2006 at
          9:00 am EST to discuss its proposed strategic transaction with Onyx
          Software Corporation

1.2       Press release dated January 9, 2006
          CDC Corporation remains flexible to restructuring proposal as it continues to seek dialogue with disinterested Onyx directors and shareholders

1.3       Press release dated January 10, 2006
          American West Selects Pivotal for Best In Class Marketing

1.4       Press release dated January 17, 2006
          Health Plan Shortens Sales Cycle by 50 Percent; Achieves 93 Percent
          Customer Retention Rate with Pivotal

1.5       Press release dated January 20, 2006
          CDC Corporation Withdraws Proposal to Onyx

1.6       Press release dated January 20, 2006
          CDC Software to Acquire Innovative Provider of On-Demand Supply
          Chain Planning Solutions

1.7       Press release dated January 24, 2006
          Pivotal CRM Voted IT Product of the Year

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDC Corporation

Date: January 27, 2006	By:	Steven Chan
	Name:	Steven Chan
	Title:	Acting Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

1.1	Press release dated January 5, 2006 -- CDC Corporation to hold a conference call on January 6th, 2006 at 9:00 am EST to discuss its proposed strategic transaction with Onyx Software Corporation
1.2	Press release dated January 9, 2006 -- CDC Corporation remains flexible to restructuring proposal as it continues to seek dialogue with disinterested Onyx directors and shareholders
1.3	Press release dated January 10, 2006 -- American West Selects Pivotal for Best In Class Marketing
1.4	Press release dated January 17, 2006 -- Health Plan Shortens Sales Cycle by 50 Percent; Achieves 93 Percent Customer Retention Rate with Pivotal
1.5	Press release dated January 20, 2006 -- CDC Corporation Withdraws Proposal to Onyx
1.6	Press release dated January 20, 2006 -- CDC Software to Acquire Innovative Provider of On-Demand Supply Chain Planning Solutions
1.7	Press release dated January 24, 2006 -- Pivotal CRM Voted IT Product of the Year